Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

Cameron provided the following information to its employees on the following website: www.WelcometoCameron.com.

 Frequently Asked Questions -- Week of June 15, 2009

1.	I worked for Cameron Compression immediately prior to coming to work for NATCO...will I receive credit for those years at Cameron when the 2 companies merge?
With the exception of vacation policy addressed below in question 4, previous Cameron seniority would not be taken into consideration.
2.	Once final, does KPMG and Morgan Garris go away from our daily activities?
Decisions on these matters will be made closer to the effective date of the merger.
3.	How will the following be affected after the acquisition is complete? Incidental Time Vacation Time Employment Length Salary
These matters will be addressed as we get closer to the effective date of the merger.
4.	Please advise Cameron's vacation policy.

It is the policy of Cameron that vacations will be awarded to all U.S salaried and non-union hourly personnel of Cameron on an earned basis.

All regular, full-time employees and part-time employees working 30 hours or more per week are eligible to receive a vacation with pay during the calendar year.  Prior service with Cameron will be counted in the calculation of service so long as the break in service does not exceed 5 years.

The vacation period is January 1 through December 31.  Earned vacation days not taken during the vacation year in which they are earned will be forfeited.  Vacation is not cumulative and may not be carried over into the following year (except as required by law).  Vacation days may not be “borrowed” from a subsequent year.

An employee’s vacation schedule must be approved by his or her department head.  Vacation may be scheduled on a daily or weekly basis to suit the convenience of the employee insofar as workload requirements will permit.

The vacation pay for salaried employees will be calculated on the basis of the employee’s regular bi-weekly salary.  Eligible part-time employees’ vacation pay will be based upon his/her average weekly pay.  Vacation pay for hourly non-union employees will be based on 40 hours per week at the employee’s regular straight time hourly rate including shift differential and lead pay, if applicable.  Employees may not receive pay in lieu of taking vacation days.

Vacation days granted for any calendar year are based upon the year of service achieved during that year.   Vacation days may be taken any time during the vacation calendar year; however, if an employee voluntarily terminates employment, any vacation days taken but not earned will be deducted from the employee’s final paycheck.

    Years 1-4: Employees earn one day per month worked to a maximum of 10 days (2 weeks)

    Years 5-14: Employees earn 1.5 days per month worked to a maximum of 15 days. (3 weeks)

    Years 15+: Employees earn two days per month worked to a maximum of 20 days. (4 weeks)

If a holiday falls during the vacation period, an additional day of vacation will be permitted.  In the case of an eligible part-time employee, if the holiday falls on a regularly scheduled workday, he/she will be allowed an additional day of vacation.

5.
Currently NATCO's vacation policy allows up to 8 weeks carryover for individuals who qualify for 4 weeks per year vacation earned. What is the current policy with Cameron?  What implications will Cameron's policies have on anyone who currently has a number of available days which may exceed Cameron's vacation policy?   Will the NATCO employee be penalized for any days in excess?

Details of the Cameron Vacation policy are answered above in question 4.  We are at this stage unable to respond to the specific questions raised above. These matters will be addressed as we get closer to the effective date of the merger.

6.	How will the new merger affect Cameron stock market shares? (or NATCO stocks?)

NATCO Shareholders will receive 1.185 shares of Cameron common stock (NYSE: CAM) for each share of NATCO common stock (NYSE:NTG) upon the effective date of the merger. NATCO stock will cease to exist.  We cannot, of course, predict the effect on the price of Cameron’s stock.  Factors that may affect Cameron’s financial condition and future results are included on pages 39 to 42 of Cameron’s 2008 Annual Report to Stockholders.  A copy of this report may be found under the Investor Relations section of Cameron’s website at www.c-a-m.com.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.